SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

HAMPTON ROADS BANKSHARES, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

8.75% Noncumulative Perpetual Preferred Stock, Series A

(CUSIP No. 409321205)

12.00% Noncumulative Perpetual Preferred Stock, Series B

(CUSIP No. 409321304)

(Title of Class of Securities)

999 Waterside Dr., Suite 200

Norfolk, Virginia 23510

(757) 217-1000

Attn: John A.B. Davies, Jr.

President and Chief Executive Officer

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

John A.B. Davies, Jr.	William A. Old, Jr.
President and Chief Executive Officer	Williams Mullen
999 Waterside Drive, Suite 200	999 Waterside Drive, Suite 1700
Norfolk, Virginia 23510	Norfolk, Virginia 23510
(757) 217-1000	(757) 622-3366

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

On October 30, 2009, Hampton Roads Bankshares, Inc. (“Company”) filed a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) related to a special meeting of its shareholders (the “Special Meeting”), expected to be held at the offices of Williams Mullen, P.C., Dominion Tower, 999 Waterside Drive, Suite 1700, Norfolk, VA 23510 on December 10, 2009, at 10:00 am. The Preliminary Proxy Statement contains, among other things, a proposal (the “Exchange Offer Proposal”) to approve, in accordance with NASDAQ rules, potential transactions that would allow holders of the Company’s Series A preferred stock and Series B preferred stock (collectively, the “Preferred Stock”) to exchange their shares for newly issued shares of our common stock (the “Exchange Offers”). The Company expects to submit the Exchange Offer Proposal to a vote of shareholders at the Special Meeting. In connection with potential Exchange Offers, the Company is filing its Preliminary Proxy Statement under this Schedule TO-C.

The tender offers discussed above and in the Preliminary Proxy Statement have not yet commenced. Neither this Schedule TO-C nor the Preliminary Proxy Statement constitute an offer to holders of the Company’s outstanding shares of Preferred Stock to exchange their shares. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of the Exchange Offers. Holders of Preferred Stock should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Offers.

In connection with the Exchange Offer Proposal, the Company has filed the Preliminary Proxy Statement with the SEC and intends to file other relevant materials with the SEC, including a Definitive Proxy Statement. Holders of the Company’s Common Stock are advised to read such materials as and when they become available before voting on or submitting proxies regarding the Exchange Offer Proposal, because the materials will contain important information about the Exchange Offer Proposal.

The written materials described above and other documents filed by the Company with the SEC are available free of charge from the SEC’s website at www.sec.gov. In addition, free copies of these documents may also be obtained by directing a written request to: Hampton Roads Bankshares, Inc., John A.B. Davies, Jr., President and Chief Executive Officer, Hampton Roads Bankshares, Inc., 999 Waterside Dr., Suite 200, Norfolk, Virginia 23510.

Item 12. Exhibits.

Exhibit Number	Description

99.1	Preliminary Proxy Statement related to Special Meeting of Shareholders (filed with the SEC on October 30, 2009, and incorporated herein by reference).